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                               April 30, 2024

       Chan Yong Xian
       Chief Financial Officer
       Rectitude Holdings Ltd.
       35 Tampines Industrial Avenue 5
       T5@Tampines
       Singapore 528627

                                                        Re: Rectitude Holdings
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed April 24,
2024
                                                            File No. 333-276517

       Dear Chan Yong Xian:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2024 letter.

       Amendment 2 to Form F-1

       Report of Independent Registered Public Accounting Firm, page F-27

   1.                                                   Please file a consent
for inclusion of the review report.
              Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
       Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.




                               Sincerely,


                               Division of Corporation Finance

                               Office of Manufacturing
  Chan Yong Xian
Rectitude Holdings Ltd.
FirstName
April 30, 2024 LastName Chan Yong Xian
Comapany
Page    2      NameRectitude Holdings Ltd.
April 30, 2024 Page 2
cc:       William Rosenstadt
FirstName LastName